Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

June 28, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc.

Form 10-K for the year ended November 30, 2009

Form 10-Q for the three months ended February 28, 2010

File Number: 0-51817

Dear Mr. Rosenberg:

On behalf of Beijing Century Health Medical, Inc., a Delaware corporation (the “Company”),              enclosed please find our responses to your comment letter of June 3, 2010.

Form 10-K for the year ended November 30, 2009

1.

We await the amendment in response to comments 1, 2, 4, and 6 in our April 28, 2010 letter as noted in your May 10, 2010 response letter.

RESPONSE:

       Comment 1 is noted.

Financial Statements for the year ended November 30, 2009 and 2008, page 21

2.     We have read your response to comment 2. Please provide an analysis of paragraphs 16 and 17 of FIN 46R relating to the determination of the primary beneficiary of CHML prior to the February 2010 amendment. Explain why you believe you are most closely associated with CHML based on the facts and circumstances taking into consideration paragraphs 17a-d of FIN 46R.

RESPONSE:

The following summary provides an analysis of paragraphs 16 and 17 of FIN 46R relating to the Company’s determination that it was the primary beneficiary of CHML prior to the February 2010 Amendment.

Paragraph 16 of FIN 46R provides in part that “[f]or purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests.”  Paragraph 16 goes on to provide guidance regarding who may be deemed a “related party”.  Under the guidance provided by paragraph 16, the Company has determined that, Yan Tsang, a 50% owner of the outstanding capital of CHML, is classified as a related party under paragraph 16(c) because, prior to February 28, 2010, Mr. Yan Tsang was an officer and director of the Company.

Furthermore, the Company has determined under the guidance of paragraph 17 that it is most closely related to CHML and therefore is the primary beneficiary of CHML.

Paragraph 17 provides in part that “[t]he determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:” those facts and circumstances identified in sections (a) through (d) of Paragraph 17.  As explained below, through an analysis of Sections (a) through (d) of Paragraph 17, in the Company’s judgment, it is most closely related to CHML and accordingly is the primary beneficiary of CHML:

(i)

Paragraph 17(a) - Under paragraph 17(a) there was a principal-agency relationship between Yan Tsang and the Company as Yan Tsang served as an officer and director of the Company.  Under this relationship, Yan Tsang was merely an agent of the Company.

(ii)

Paragraph 17(b) - Under paragraph 17(b), up until the February 2010 amendment, the activities of the CHML were considerably more significant to the Company than to Yan Tsang.  By design, CHML’s revenue is the only revenue source for the Company.  Specifically, CHML is the only business activity of the Company and therefore the only source of revenue for the Company.  Because CHML is the Company’s only source of revenue, the activities of CHML are considerably more significant to the Company than to Yan Tsang.

(iii)

Paragraph 17(c) – Paragraph 17(c), provides that “a party’s exposure to the expected losses of the variable interest entity” is a factor to consider.  Because CHML is the only business operations of the Company, if it incurs continued losses, the sole business activity of the Company could fail.  Furthermore, in the event that CHML sustained losses, these losses would likely be indicative of the fact that CHML was earning little or no revenue through the sales of the AIDS Medication Capsule.  As noted above, the revenue from CHML is the only source of revenue for the Company.  As such, losses incurred by CHML would have a significant impact on the Company and its performance.

(iv)

 Paragraph 17(d) – Under paragraph 17(d), the design of the relationship between CHML and the Company was established up until the February amendment to benefit the Company, as opposed to Yan Tsang.

For all of the foregoing reasons, the Company is more closely associated with CHML than Yan Tsang.

Item 9A(T) Controls and Procedures, page 35

3.     We have read your response to comment 4 and your June 1, 2010 response to our May 11, 2010 letter regarding your Form 8-K filed April 12, 2010. Your responses address the nature and extent of the current operations and risks or errors in financial reporting. Please tell us why you believe that there are no material weaknesses in your internal controls over financial reporting in light of the pending restatement.  If you determine that there are material weaknesses and thus internal controls were not effective, please tell us why you believe that disclosures controls and procedures were effective at November 30, 2009.

RESPONSE:

      In light of the fact that the control environment of CHML was simple and there were only limited transactions incurred by CHML, in which the financial statements of CHML would not materially affect the Company’s financial statements, the Company has determined that its disclosure controls and procedures and internal controls over financial reporting were effective as of November 30, 2009.

Form 10-Q for three months ended February 28, 2010

4.

We have read your response to comment 3. Please address paragraphs 5(a) and 5(c) in Appendix D of SFAS 167 in your analysis of why CHML is no longer considered a variable interest entity after the February 2010 amendment. In addition, in your analysis of paragraph 5(b)(3), please tell us why the 9% is not considered a cap and thus would subject CHML to consolidation. If you believe that, after the February 2010 amendment, the criteria for being a variable interest entity have been met, please address paragraphs 3m and 3n of SFAS 167 which amend paragraphs 16 and 17 of FIN 46R.

Paragraph 5 in Appendix D of SFAS 167 provides guidance regarding when an entity’s financial statements are subject to consolidation.  Paragraph 5 provides that an entity shall be subject to consolidation if, by design, conditions identified in subparagraphs a, b, or c exist.  Subsequent to the amendment of the Sales and Production Authorization Agreement in February 2010, the conditions in subparagraphs a, b, or c, by design, do not exist.  As such, consolidation of CHML’s financial statements with those of the Company is not appropriate after February 28, 2010.  The following provides an analysis of subparagraphs a, b, and c of Paragraph 5:

Subparagraph a - Under 5(a) CHML would be a variable interest entity subject to consolidation if it was unable to finance its activities without additional financial support from the Company.  This is not the case.  The Company is not obligated to provide financial support to CHML.  Furthermore, there are no restrictions on the right of CHML to sell equity interests in CHML to third parties to raise funds to finance its business.  Pursuant to the terms of the Sales and Production Authorization Agreement, BSTL transferred 100% of the production rights and 100% of the sales rights of the AIDS Medication Capsule to CHML.  CHML was not required to provide any services or pay any fees to BSTL for the transfer of the production and sales rights; however, once CHML begins selling the AIDS Medication Capsule, CHML was required to pay BSTL 70% of the sales revenue that CHML generates through its sales of the AIDS Medication Capsule.  As noted in a Form 8-K filed with the SEC, the Sales and Production Authorization Agreement was subsequently amended on February 28, 2010 to reduce the percentage of revenue that CHML was required to pay BSTL to 9%.  CHML receives no additional funding for the production of the AIDS Medication Capsule from the Company.  CHML is able to finance the production of the AIDS Medication Capsule without any financial assistance from the Company; as such, consolidation is not required under paragraph 5(a).

Subparagraph b –  Paragraph 5(b) provides that a variable interest entity’s financial statements are subject to consolidation if, as a group the holders of the equity investment at risk, in this instance the holders of an equity interest in CHML, lack any one of the following three characteristics: (1) the power through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s performance; (2) the obligation to absorb the expected losses of the entity; (3) the right to receive the expected residual returns of the entity.  The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

As a result of the amendment to the Sales and Production Authorization Agreement, because CHML is only required to pay BSTL 9% of its revenues subsequent to February 28, 2010, CHML’s shareholders have the right to receive the expected residual returns of CHML.  Furthermore, the 9% is not deemed to be a cap because it is not capping any revenue that the investors in CHML may receive.  The 9% is not a cap, but rather a percent of revenue delivered to the Company pursuant to a business arrangement.  Specifically, BSTL receives what amounts to a 9% royalty from CHML, otherwise CHML retains 100% of its residual revenue.  There is no cap on the return that investors in CHML are entitled to. Accordingly, CHML’s investors have the right to receive the residual returns of the entity.

Subparagraph c- Subparagraph c provides guidance regarding when equity investors, in this instance, investors in CHML, lack the characteristics identified in 5(b)(1).  5(b)(1) addresses equity investors in CHML’s right to direct the activities of CHML that most significantly impact its performance.  Under 5(c), the equity investors do not have that right if: (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Regarding 5(b)(1)(i), the Amended Sales and Production Authorization Agreement provides that only 9% of CHML’s revenue is to be paid to the Company.  This means that the investors in CHML will absorb expected losses and receive the residual returns in proportion to their voting rights.

Regarding 5(b)(1)(ii), CHML conducts activities on its own behalf.  The owners of CHML control CHML.  The Company receives a royalty payment but does not absorb losses, receive residual returns or exercise control over operations of CHML.  Furthermore, the Company is not an investor in CHML, therefore CHML does not conduct activities on behalf of an investor that has disproportionately few voting rights.

Accordingly, because the factors identified in Subsection (c) are not present, the equity investors in CHML have the ability to direct the activities of CHML that most significantly impact its performance.  As such, consolidation is not appropriate.

CHML is no longer a variable interest entity because none of the conditions under paragraphs 5(a), 5(b), and 5(c) are met.

Thank you for your assistance with this process.  Please feel free to contact us with any questions that you have.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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